UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32421	58-2342021
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

420 Lexington Avenue, Suite 1718 New York, NY	10170
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(212) 201-2400

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished on or about April 2, 2018 to all stockholders of record at the close of business on March 28, 2018 of (i) the common stock, par value $0.01 per share (“Common Stock”), and (ii) series B-2 cumulative convertible preferred stock, $0.01 par value per share, of Fusion Telecommunications International, Inc. (the “Company,” “Fusion,” “we,” “us,” or “our”) .

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

INTRODUCTION

On August 26, 2017, Fusion, Fusion BCHI Acquisition LLC, a Delaware limited liability company (“Merger Sub”) and Birch Communications Holdings, Inc., a Georgia corporation (“Birch”), entered into an Agreement and Plan of Merger, as amended on September 15, 2017, September 29, 2017, October 27, 2017, January 24, 2018, January 25, 2018, March 12, 2018 and April 3, 2018 (as so amended, the “Merger Agreement”), pursuant to the terms of which Birch will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of the Company.

On the effective date of the Merger, the outstanding shares of common stock, par value $0.01 per share, of Birch (other than treasury shares or shares owned of record by any Birch subsidiary) will be cancelled and converted into the right to receive, in the aggregate, a number of shares of our Common Stock equal to three times the number of shares of (i) our Common Stock issued and outstanding immediately prior to the closing of the Merger (but excluding the shares of our Common Stock issued by us in a public offering of our Common Stock completed in February 2018 as well as certain other issued and outstanding shares of our Common Stock ), plus (ii) the number of shares of our Common Stock issued or issuable upon the conversion of all classes or series of our preferred stock outstanding immediately prior to the closing of the Merger, plus (iii) the number of shares of our Common Stock issuable upon the exercise of all in-the-money Fusion warrants (as adjusted for stock splits and calculated using the treasury stock method) (collectively, the “Merger Shares”).

Pursuant to subscription agreements executed by each of the shareholders of Birch, the Merger Shares will be issued in the name of, and held by, BCHI Holdings, LLC (“BCHI”), a Georgia limited liability company owned by the shareholders of Birch. On the closing date of the Merger, BCHI and Fusion will enter into a registration rights agreement governing the registration rights of BCHI in respect of the Merger Shares and pursuant to which we will agree, among other things, to use our reasonable best efforts to cause a shelf registration statement covering the resale of up to 25% of the Merger Shares to be declared effective by the Securities and Exchange Commission (the “SEC”) within 120 days of the closing of the Merger.

Closing of the Merger is subject to numerous conditions, including (i) Fusion obtaining financing for the transaction, which will be used to retire existing senior debt facilities at Birch and Fusion, (ii) all existing shares of our preferred stock being converted into shares of our Common Stock, and (iii) Fusion using its reasonable best efforts to cause the Merger Shares to be approved for listing on The Nasdaq Stock Market, Inc., including, if necessary, in order to comply with Nasdaq listing requirements, amending Fusion’s existing certificate of incorporation prior to the effective time of the Merger to effect a reverse stock split of our Common Stock to satisfy the applicable Nasdaq minimum pricing requirements (the “Reverse Stock Split”). If the Reverse Stock Split must be completed prior to the closing of the Merger, it will be in a range of up to 5:1, with the final ratio to be determined by our existing board of directors (the “Board”).

In addition, prior to the closing of the Merger, Birch is required to spin-off to the existing Birch stockholders, its US-based consumer business, which consists of (i) the residential customer base, life line and consumer wireless business in the United States, and (ii) its single-line business customer base in the United States. In addition, we have agreed that on or prior to the consummation of the Merger, we will use our reasonable best efforts to either (i) divest our 60% ownership interest in Fusion Global Services, LLC (“FGS”) or (ii) dissolve FGS.

From and after the effective time of the Merger, under the terms of a stockholder’s agreement to be executed at the closing of the Merger, the size of the Board will initially be fixed at seven directors and nominees will be selected as follows: (i) three directors, including at least one director who satisfies the Nasdaq listing standard’s independence requirements, will be nominated by a nominating committee comprised of our directors serving on the Board on the date of the nomination (the "committee"), (ii) three directors, including at least one that satisfies the Nasdaq listing standard’s independence requirements, will be nominated by BCHI, and (iii) one director, who must satisfy the Nasdaq listing standard’s independence requirements, will be nominated by BCHI, subject to the reasonable consent of the committee.

At our Annual Meeting held on February 21, 2018, our stockholders overwhelmingly approved, among other things, the following:

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(i) the Merger Agreement, (ii) the Merger, (iii) the issuance of the Merger Shares, and (iv) the other transactions contemplated by the Merger Agreement;

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an amendment to our certificate of incorporation (the “Certificate of Amendment”) to effectuate a reverse stock split of our outstanding shares of Common Stock at a ratio of up to 5:1, to the extent determined necessary by the Board to comply with the listing requirements in connection with the post-Merger listing of our Common Stock on Nasdaq; and

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to adopt an amended and restated certificate of incorporation of the Company (the “Restated Charter”) to, among other things, (i) increase the number of authorized shares of our Common Stock from 90,000,000 to 150,000,000, and (ii) change our name to “Fusion Connect, Inc.”

Under the terms of the Merger Agreement and upon the later of (i) 11 days after the mailing of this Information Statement and (ii) the closing of the Merger, Paul C. O’Brien, Larry Blum, Philip D. Turits, Jack Rosen and William Rubin will resign as members of the Board and the following four individuals will be appointed by the Board -- Holcombe T. Green, Jr., Holcombe Green, III, Lewis Dickey and Rafe de la Gueronniere. The description of the Merger and the Merger Agreement contained in this Information Statement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement, and each amendment thereto, which were filed with our definitive proxy statement relating to the Merger filed with the SEC on December 28, 2017 and our Current Reports on Form 8-K filed with the SEC on January 29, 2018, March 12, 2018 and April 3, 2018.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement.

CHANGE OF CONTROL AND CHANGE OF BOARD

The Board has determined that the consummation of the Merger will constitute a change of control, as upon the closing of the Merger, the majority of the members of the Board will change and more than a majority of the shares of our Common Stock outstanding immediately following the Merger will be owned by BCHI.

DIRECTORS AND EXECUTIVE OFFICERS

Current Officers and Directors of the Company

The current members of the Board and the current executive officers of the Company, together with their respective ages and certain biographical information, are set forth below:

Name	Age	Position
Marvin S. Rosen	77	Chairman of the Board
Philip D. Turits	84	Secretary, Treasurer and Director
Matthew D. Rosen	46	Chief Executive Officer and Director
Jack Rosen	71	Director
William Rubin	65	Director
Paul C. O'Brien	78	Director
Michael J. Del Giudice	75	Director
Larry Blum	75	Director
Gordon Hutchins, Jr.	68	President and Chief Operating Officer
Michael R. Bauer	45	Chief Financial Officer
Jonathan Kaufman	58	Chief Strategy Officer
James P. Prenetta, Jr.	55	Executive Vice President and General Counsel
Jan Sarro	63	Executive Vice President – Marketing and Business Development
Russell P. Markman	67	President, Business Services
Lisa Taranto	50	Vice President, Finance and Principal Accounting Officer

Board of Directors and Executive Officers

Marvin S. Rosen, Chairman of the Board

Marvin Rosen co-founded the Company in 1997. He has served as the Chairman of the Board since November 2004, Vice Chairman of the Board from December 1998 to November 2004 and has been a member of the Board since March 1998. Upon consummation of the Merger, Mr. Rosen will step-down as Chairman of the Board but will continue to serve as a director. Mr. Rosen served as our Chief Executive Officer from April 2000 to March 2006. In January 2014, he rejoined the international law firm of Greenberg Traurig LLP as a shareholder specializing in corporate securities matters. He previously was a shareholder of that firm and also acted as Of Counsel for a number of years.  Mr. Rosen was Finance Chairman for the Democratic National Committee from September 1995 to January 1997. Currently, he serves on the Board of Directors of the Robert F. Kennedy Center for Justice and Human Rights and the Howard Gilman Foundation.   Mr. Rosen served on the Board of Directors of Terremark Worldwide, Inc. from 2000 until its sale to Verizon in 2011. The Board believes that Mr. Rosen’s background as the co-founder and former Chief Executive Officer of the Company, a securities attorney and as a former director of a another public company provides him with the industry, financial, legal, and leadership experience to advise the Board on strategic and tactical matters.  Mr. Rosen’s son, Matthew Rosen, is our Chief Executive Officer, and serves on our Board of Directors.

Philip D. Turits, Secretary, Treasurer, and Director

Mr. Turits co-founded the Company in 1997 and has served as a Director since September 1997, as Secretary since October 1997, as Treasurer since March 1998 and as Vice Chairman of the Board from March 1998 to December 1998. Upon consummation of the Merger, Mr. Turits will resign from the Board but will continue to serve as Corporate Secretary. From September 1991 to February 1996, Mr. Turits served as Treasurer and Chief Operating Officer for Larry Stuart, Ltd., a consumer products company, and prior to 1991 he served as President and Chief Executive Officer of Continental Chemical Company.

Matthew D. Rosen, Chief Executive Officer and Director

Mr. Rosen has served as a Director since May 2005 and has been our Chief Executive Officer since March 2006. Upon consummation of the Merger, Mr. Rosen will continue to serve as the Chief Executive Officer of the Company and he will become Chairman of the Board. Mr. Rosen served as our President from March 2006 until March 2008, as our Chief Operating Officer from August 2003 to March 2006, as our Executive Vice President and Chief Operating Officer from February 2002 to August 2003, as our Executive Vice President and President of Global Operations from November 2000 to January 2002 and as our President of US Operations from March 2000 to November 2000. The Board believes that Mr. Rosen’s background as our current Chief Executive Officer and as our former Chief Operating Officer, a senior executive in the telecommunications industry, an experienced operations executive and a former investment banker provides him with the industry, operational, financial and leadership experience to advise the Board on all aspects of the Company’s business.  Mr. Rosen is the son of our current Chairman of the Board, Marvin Rosen.

Jack Rosen, Director

Mr. Rosen has served as a Director since July 2012. Upon consummation of the Merger, Mr. Rosen will resign from the Board. Mr. Rosen is the founder and Chief Executive of Rosen Partners LLC, a residential and commercial real estate development firm. He is also the Chairman of the American Council for World Jewry, Inc. and the President of the American Jewish Congress. In addition, Mr. Rosen oversees a wide array of healthcare, cosmetic and telecommunications business ventures throughout the U.S., Europe and Asia. Mr. Rosen also serves on the Advisory Board of Altimo, an investment company in Russia, Turkey and the Commonwealth of Independent States, operating in the field of mobile and fixed-line communications. Mr. Rosen is also a member of the Council on Foreign Relations, an independent, nonpartisan membership organization, think tank, and publisher.

William Rubin, Director

Mr. Rubin has served as a Director since February 2012. Upon consummation of the Merger, Mr. Rubin will resign from the Board. Since 1992, he has been President of the Rubin Group, a consulting firm representing clients before governmental entities. Previously, he was Assistant Insurance Commissioner and Treasurer of the State of Florida, where he was directly responsible for all activities related to the Florida State Board of Administration, the agency that manages the investments for Florida’s pension funds. Mr. Rubin also serves as an advisor to many large companies, primarily health care companies doing business in Florida.

Paul C. O’Brien, Director

Mr. O’Brien has served as a Director since August 1998. Upon consummation of the Merger, Mr. O’Brien will resign from the Board. Since January 1995, he has served as the President of the O’Brien Group, Inc., a consulting and investment firm. From February 1988 to December 1994, he was the President and Chairman of New England Telephone (a subsidiary of NYNEX), now Verizon, a telecommunications company. Mr. O'Brien also serves on the Board of Directors of Astrobotics and The Computer Merchant and is the Chairman of the Board of Jumpstart Micro Inc.

Michael J. Del Giudice, Director

Mr. Del Giudice has served as a Director since November 2004 and will continue as a director following consummation of the Merger. He is a Senior Managing Director of Millennium Capital Markets LLC and Senior Managing Director of MCM Securities LLC, both of which he founded in 1996. Mr. Del Giudice also serves as Chairman of Carnegie Hudson Resources, LLC, founded in 2012. Mr. Del Giudice has been a Member of the Board of Directors of Consolidated Edison Company of New York, Inc. since 1999, and is currently a member of its Audit Committee and Chairman of its Corporate Governance and Nominating Committee. Mr. Del Giudice served as a director of Reis, Inc. from 2007 to 2013 and was a director of Barnes and Noble, Inc. from 1999 to September 2010. He is also Vice Chairman of the New York Racing Association. Mr. Del Giudice was a General Partner and Managing Director at Lazard Frères & Co. LLC from 1985 to 1995. From 1983 to 1985, Mr. Del Giudice was Chief of Staff to New York Governor Mario M. Cuomo. He served from 1979 to 1981 as Deputy Chief of Staff to Governor Hugh L. Carey and from 1975 to 1979 as Chief of Staff to the then Speaker of the New York Assembly. The Board believes that Mr. Del Giudice’s background as a Senior Managing Director of securities and investment firms, an investment banker, Chief of Staff to a Governor and an active corporate director provides him with the financial and leadership experience to be a valuable advisor to executive management and the Board.

Larry Blum, Director

Mr. Blum has served as a Director since February 2012. Upon consummation of the Merger, Mr. Blum will resign from the Board. Mr. Blum has been a Senior Advisor for Marcum LLP (formerly known as Marcum Rachlin), independent registered public accountants, since 2011.  For more than 18 years, Mr. Blum served as the Managing Partner of Rachlin LLP, directing the firm’s growth to its position as Florida’s largest independent accounting and business advisory firm up until its merger with Marcum LLP in 2009.  Mr. Blum has also served as a litigation advisor and is a member of the Florida Bar.

Gordon Hutchins, Jr., President and Chief Operating Officer

Mr. Hutchins has served as our President and Chief Operating Officer since March 2008. Following consummation of the Merger, Mr. Hutchins will continue to serve as President but will no longer serve as our Chief Operating Officer. Mr. Hutchins served as our Executive Vice President from December 2005 to March 2008 and as Acting Chief Financial Officer from January 2010 to April 2016. Prior to joining us, Mr. Hutchins served as President and Chief Executive Officer of SwissFone, Inc., a telecommunications carrier. Prior to joining SwissFone, Mr. Hutchins served as President and Chief Executive Officer of STAR Telecommunications, Inc., an international telecommunications carrier. Mr. Hutchins has also served as President and Chief Executive Officer of GH Associates, Inc., a management-consulting firm that he founded. During his early career, Mr. Hutchins served as President and Chief Executive Officer of LDX NET, Inc., a fiber optic network company, and held positions with MCI, McDonnell Douglas Corporation and AT&T.

Michael R. Bauer, Chief Financial Officer

Mr. Bauer has served as our Chief Financial Officer since April 13, 2016. Prior to joining the Company, Mr. Bauer served as Chief Financial Officer at GTT Communications Inc. from June 2012 to June 2015. Prior to serving as GTT’s Chief Financial Officer, Mr. Bauer served as its acting Chief Financial Officer, Principal Accounting Officer and Treasurer from December 2011 to June 2012 and as its Vice President, Finance and Controller from June 2009 to December 2011. Mr. Bauer has over 20 years of broad finance and accounting experience. Prior to joining GTT, Mr. Bauer led the financial planning and analysis and investor relations efforts at MeriStar Hospitality Corporation. Mr. Bauer began his career with Arthur Andersen in audit and business advisory services.

Jonathan Kaufman, Chief Strategy Officer

Mr. Kaufman has served as our Chief Strategy Officer since January 2015. Prior to assuming that position, Mr. Kaufman served as President, Business Services, from October 2012 (the date we acquired his company, Network Billing Systems, LLC, a company he founded in 1998) until January 2015.  From its founding until its sale in 2012, Mr. Kaufman served as Chief Executive Officer of Network Billing Systems. Prior to founding Network Billing Systems, Mr. Kaufman served as Chief Executive Officer of Target Telecom Inc., a telecommunications service company that he founded in 1984 and sold to WorldCom in 1996.

Russell P. Markman, President Business Services

Mr. Markman has served as our President Business Services since January 2015. Following consummation of the Merger, Mr. Markman will serve as our Chief Operating Officer. Prior to assuming his position as President Business Services, Mr. Markman served as Executive Vice President, Business Services from October 2012 to January 2015. Prior to our acquisition of Network Billing Systems in October 2012, Mr. Markman served as President of that company from January 2009 to October 2012. Prior to becoming President of Network Billing Systems, Mr. Markman served as Vice President, Operations of that company from October 2003 to October 2012.  Prior to joining Network Billing Systems, Mr. Markman established the alternate channel distribution program for commercial sales at RCN Corporation, where he served as Director of Commercial Sales.

James P. Prenetta, Jr., Executive Vice President and General Counsel

Mr. Prenetta has served as our Executive Vice President and General Counsel since June 2017 and previously served in that role from May 2014 through January 2015. Following consummation of the Merger, Mr. Prenetta will continue to serve as the Company’s Executive Vice President and General Counsel. From January 2015 to June 2017, Mr. Prenetta acted as Corporate Counsel to Fusion. From September 2009 to January 2017, Mr. Prenetta served as General Counsel and Corporate Secretary for Hibernia NGS Limited and its various subsidiaries. Prior to joining Hibernia Networks, Mr. Prenetta served as Senior Vice President, General Counsel and Corporate Secretary for One Communications Corp. and its predecessor CTC Communications Corporation from January 2004 to September 2009. From 2003 to 2009, Mr. Prenetta also served as special counsel to Columbia Ventures Corporation, an investment firm.

Jan Sarro, Executive Vice President – Marketing and Business Development

Ms. Sarro has served as our Executive Vice President of Marketing and Business Development since November 2012.  Prior to assuming that role, Ms. Sarro served as our Executive Vice President – Corporate Services from March 2008 to October 2012, as our Executive Vice President, Carrier Services from April 2005 to March 2008, and as our Vice President of Sales and Marketing from March 2002 to April 2005. Prior to joining the Company, Ms. Sarro served as President of the Americas for Viatel, Inc., a global, facilities-based communications carrier. Ms. Sarro has over 30 years of experience in the telecommunications industry.  Ms. Sarro has also held senior executive marketing and sales management positions at Argo Communications, FTC Communications, TRT Communications and WorldCom.

Lisa Taranto, Vice President, Finance and Principal Accounting Officer

Ms. Taranto has served as our Principal Accounting Officer since August 2015 and as our Vice President, Finance since January 2014. From January 2014 until August 2015, she also held the position of Vice President, Accounting.  Prior to joining us, Ms. Taranto served as Vice President, Finance and Accounting for Broadvox, LLC and from January 2006 to January 2011 served as Vice President, Accounting and Financial Operations for Cypress Communications. From May 2003 to April 2005, Ms. Taranto held senior financial management roles at AirGate PCS (a Sprint Company), where she built the company's settlements operations organization and held a position on that company's external controls and disclosures committee. Ms. Taranto has over 25 years of financial management experience in the communications industry. Earlier in her career, Ms. Taranto held executive management roles at MCI/Verizon Business, where she led the Global Financial Operations and IT Revenue Systems organizations.

Officers and Directors Following the Merger

Set forth below is certain information regarding the persons who will be executive officers of Fusion following the closing of the Merger and persons who will be directors of the Company following the resignation of Paul C. O’Brien, Larry Blum, Philip D. Turits, Jack Rosen and William Rubin.

Upon consummation of the Merger, the Board will initially consist of seven directors. Pursuant to the Merger Agreement and upon the later of (i) 11 days after the mailing of this Information Statement and (ii) the closing date of the Merger, Paul C. O’Brien, Larry Blum, Philip D. Turits, Jack Rosen and William Rubin will resign as members of the Board and the following four persons will be appointed to the Board: Holcombe T. Green, Jr., Holcombe Green, III, Lewis Dickey and Rafe de la Gueronniere. Four of the directors meet the definition of “independent director” as defined in Rule 5605(a)(2) of the Nasdaq listing requirements (“Rule 5605(a)(2)”).

The following table lists the names, ages and position of the individuals who, as of the date hereof, and pursuant to the Merger Agreement, are expected to serve as executive officers and directors of the Company upon consummation of the Merger:

Name	Age	Position
Matthew D. Rosen	46	Chairman of the Board and Chief Executive Officer*
Holcombe T. Green, Jr.	79	Vice Chairman of the Board
Marvin S. Rosen	77	Director*
Holcombe Green, III	49	Director
Lewis Dickey	56	Director
Rafe de la Gueronniere	65	Director
Michael J. Del Giudice	75	Director*
Gordon Hutchins, Jr.	68	President*
Kevin Dotts	54	Executive Vice President, Chief Financial Officer and Pricipal Accounting Officer
Russell P. Markman	67	Chief Operating Officer*
James P. Prenetta, Jr.	55	Executive Vice President and General Counsel*
Philip D. Turits	84	Corporate Secretary*

* Background information on these directors and executive officers is included in the “Current Officers and Directors of the Company" section above.

Holcombe T. Green, Jr.

Upon consummation of the Merger, Mr. Green, Jr. will be appointed as a Director of Fusion and will serve as Vice Chairman of the post-merger Board. Mr. Green, Jr. is a co-founder, and has served as a director, of Birch Equity Partners, LLC since January 2015. Prior to forming Birch Equity Partners, Mr. Green founded and was a principal at Green Capital Investors, where he also served as its Chairman, a Director and Chief Executive Officer at the firm's portfolio companies. Prior to that, Mr. Green, Jr. served as the Chairman and Chief Executive Officer at Westpoint Stevens Inc. from October 1992 to June 2003. Prior to that, Mr. Green was a Senior Partner at Hansell & Post, where he practiced corporate law for more than 20 years. Mr. Green served as a Trustee of Yale University Board; as a Director of High Museum of Art, Atlanta Botanical Garden, Families First, Inc., The Atlanta Ballet, Atlanta History Center, Atlanta Music Festival Association and Woodruff Arts Center; and he was also a Trustee of The Taft School. Previously, Mr. Green served as the Chairman of HBO & Company; and as a Director of Cumulus Media Inc. The Board believes that Mr. Green’s background as the co-founder of several investment funds, his service as a chief executive officer of several companies, his background as a corporate attorney and his service as a director for several other private and public companies, provides him with the industry, financial, legal, and leadership experience to advise the Board on strategic and tactical matters.  Mr. Green’s son, Holcombe Green, III, will also serve as a director on the post-Merger Fusion Board.

Holcombe Green, III

Mr. Green, III has been a Managing Director at Lazard Frѐres & Co. LLC (“Lazard”) in New York City since January 2008. He has served as the global head of the secondary advisory business at Lazard and a senior member of the private fund advisory business since January 2007. Mr. Green, III joined Lazard in January 2004. From January 2002 through January 2003, Mr. Green was Director of Corporate Development at IBM Corporation, with responsibilities including the origination and execution of strategic transactions with and for IBM Global Services, then the largest division of IBM. From 1997 until 2002, Mr. Green was an investment banker at Merrill Lynch & Co. advising clients in the technology, industrial and consumer sectors with regard to strategic and financing transactions. Prior to attending the Yale School of Management, Mr. Green worked in the United States Senate in the office of Senator Sam Nunn of Georgia. The Board believes that Mr. Green’s background as an investment banker, financial and leadership experience to advise the Board on strategic and tactical matters. He is a trustee of The Taft School and a member of the Advisory Board of the Yale University International Center for Finance. Mr. Green’s father, Holcombe Green, Jr., will also serve as a director and as Vice Chairman of the post-Merger Fusion Board.

Lewis Dickey, Jr.

Upon consummation of the Merger, Mr. Dickey will be appointed as a Director. Since May 2017, Mr. Dickey has served as the Chairman and Chief Executive Officer of Modern Media Acquisition Corp., a Nasdaq listed special purpose acquisition corporation. Since September 2010, Mr. Dickey has served as Chairman of the Board of Modern Luxury Media, a regional magazine publishing company and since May 2017 he has also served as its Chief Executive Officer. From March 2000 to September 2015, Mr. Dickey served as Chief Executive Officer of Cumulus Media, Inc., a leader in the radio broadcasting industry which owns and operates a nationwide radio network. Mr. Dickey also served Chairman of the Board of Cumulus Media Inc. from December 2000 to May 2015. Prior to co-founding Cumulus in 1997, Mr. Dickey was a nationally regarded consultant on media strategy. The Board believes that Mr. Dickey’s background as the co-founder of a media company, his service as the chairman and chief executive officer of several companies, provides him with the industry, financial, legal, and leadership experience to advise the Board on strategic and tactical matters.  Mr. Dickey’s qualifications to serve as a post-Merger Director include over thirty years of experience in the media, entertainment and marketing services industries.

 Rafe de la Gueronniere

Upon consummation of the Merger, Mr. Rafe de la Gueronniere will be appointed as a Director. Mr. de la Gueronniere has served as a director of Third Point Reinsurance Ltd. since November 2013. From March 2014 to March 2017, Mr. de la Gueronniere served as co-chairman of Continuity Logic, LLC, a software company. From March 2013 through March 2014, Mr. de la Gueronniere served as Vice Chairman of New Providence Asset Management, a money management company that he co-founded in 2003. Prior to co-founding New Providence Asset Management, Mr. de la Gueronniere was a Principal at the Mariner Investment Group, Chairman of the Discount Corporation of New York, and a Member of the Management Committee and Board at Paine Webber, Inc. Mr. de la Gueronniere began his career at J.P. Morgan & Co. where he was a Senior Vice President responsible for the fixed income and precious metals businesses. Currently, Mr. de la Gueronniere is a member of the Investment Committee of the John D. and Catherine T. MacArthur Foundation. He formerly served as a Trustee and Investment Committee Chair for both the Taft School and the Far Hills Country Day School and was a longstanding member of the U.S. Treasury Debt Management Advisory Committee. Mr. de la Gueronniere has more than 35 years of experience in fixed income, equity investing, foreign exchange, and the precious metals business. The Board believes that Mr. de la Gueronniere’s experience in the investment and banking industries gained over a career spanning more than 30 years, his service as the vice-chairman for several companies and his service as a director for another public company, provides him with the financial and leadership experience to be a valuable advisor to executive management and the Board.

Kevin Dotts

Mr. Dotts will serve as Chief Financial Officer and Principal Accounting Officer of the Company post-Merger. Mr. Dotts currently serves as Executive Vice President and Chief Financial officer of Birch, positions that he assumed in February 2017. Prior to joining Birch, Mr. Dotts served as a financial consultant to Internap Corp., a cloud, hosting and colocation company, from December 2016 to January 2017 and from August 2012 to December 2016, as its Senior Vice President and Chief Financial Officer. Prior to joining Internap, Mr. Dotts served as Executive Vice President and Chief Financial Officer at Culligan International Company, from May 2011 to August 2012, as Chief Financial Officer of Gas Turbine Efficiency, a global energy technology development company, from November 2009 to April 2010 and from 2004 to 2009 served as Executive Vice President and Chief Financial Officer at EarthLink, Inc. Mr. Dotts started his career with financial leadership roles in various domestic and international divisions of General Electric Co.

Terms of Office

The post-Merger directors and officers will be appointed as of the effective time of the Merger. Officers will serve until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our post-Merger Bylaws. The initial post-Merger directors will serve until the next annual meeting of our stockholders or until their respective earlier resignation or removal in accordance with our post-Merger Bylaws.

Family Relationships

Marvin Rosen, our current Chairman of the Board and a post-Merger director, is the father of Matthew D. Rosen, our current and continuing Chief Executive Officer, director the post-Merger Chairman of the Board. Also, Holcombe T. Green, Jr, who will serve as a director and Vice Chairman of the Board post-Merger is the father of Holcombe Green, III, who will serve as a post-Merger director.

Involvement in Certain Legal Proceedings

During the past ten years, none of our current directors or executive officers nor the nominees/appointees for those positions has been:

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convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

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the subject of any bankruptcy petition filed by or against the business of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

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subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

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found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

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the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not aware of any legal proceeding in which any director or officer (existing or proposed) or any of their affiliates is a party adverse to us or has a material interest adverse to us.

CORPORATE GOVERNANCE

The summary below reflects the Company’s current policies and practices relating to corporate governance. Except as specifically noted below or otherwise in this Information Statement, it is the intent of the Company that the post-Merger Fusion will continue to operate in accordance with these policies and procedures until such time as they may be altered or amended by the Board.

Board Independence

The Board is currently comprised of eight members, five of which are “independent” as such term is defined under Rule 5605(a)(2). Messrs. Marvin S. Rosen, Matthew D. Rosen and Philip D. Turits do not qualify as independent under that rule. Upon the later of (i) the closing of the Merger, and (ii) the Company meeting its informational requirements under the Exchange Act, Messrs. Green, III, Dickey, Del Giudice and de la Gueronniere will be “independent” directors under Rule 5605(a)(2).

The Current Board, upon recommendation of the Nominating and Compensation Committee (the “Compensation Committee”), has determined that each of Messrs. Green, III, Dickey, Del Giudice and de la Gueronniere is “independent” as such term is defined in Rule 5605(a)(2).

Director Attendance at Board, Committee and other Meetings

Directors are expected to attend Board meetings and meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. The Board does not have a policy on director attendance at the Company’s annual meeting.

During 2017, the Board held fourteen meetings all of which were telephonic, the Compensation Committee held six telephonic meetings, and the Audit Committee (the “Audit Committee”) held four meetings. All incumbent directors, other than Jack Rosen and William Rubin, attended at least 75% of the total meetings of the Board; and all directors attended at least 75% of the total meetings of the committees on which they served.

Board Role in Risk Oversight

The Board has overall responsibility for risk oversight, with a particular focus on those areas of risk that might have the most significant impact on the Company. These risk oversight responsibilities are primarily discharged through the Audit Committee and the Compensation Committee. The roles of these committees in risk evaluation are as follows:

Audit Committee. The Audit Committee oversees the risk management policies and practices related to the financial reporting process and to our published financial statements. In addition, the Audit Committee from time to time reviews those risk management policies and practices with executive management and our auditors, to insure full compliance and the minimization of finance-related risks.

Compensation Committee. The Compensation Committee oversees the risk management policies and practices related to compensation and compensation-related risks, as well as possible risks related to succession planning. This oversight responsibility specifically includes working with executive management in relation to employee compensation policies, practices and programs.

Our executive officers direct the day-to-day implementation and monitoring of the management policies and practices established by the Board and its committees. As part of its periodic meetings with executive management, the Board reviews the Company’s risk management policies and practices.

Committees of the Board

Following completion of the Merger, the Board will have two standing committees: the Audit Committee and the Compensation Committee. Each of these committees is, and upon consummation of the Merger will be, solely comprised of and chaired by independent directors, each of whom the Board affirmatively determined is independent pursuant to Rule 5605(a)(2). These two committees operate pursuant to its charter. The charters are reviewed periodically. The charters for these committees are available on the Company’s website at www.fusionconnect.com by following a link to “Investors” and then to “Corporate Governance” and then to “Governance Docs.” The Board also currently has a Strategic and Investment Banking Committee that will be eliminated at the closing of the Merger.

Audit Committee

The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the integrity of the Company’s financial statements, its internal control systems, its auditing, accounting and financial reporting processes (including those associated with the Sarbanes-Oxley Act of 2002) and the qualification and independence of its independent accountants. The Audit Committee’s primary duties are to:

●
serve as an independent and objective party to monitor Fusion’s quarterly and annual financial reporting process and the adequacy of its internal control systems;

●
review and appraise the audit efforts of the independent accountants; and

●
provide an open avenue of communication among the independent accountants, financial and senior management and the Board.

To fulfill its responsibilities and duties, the Audit Committee:

●
reviews and discusses with management and the independent accountants the Company’s annual audited financial statements and any reports or other financial information submitted to any governmental body or to the public;

●
reviews with management and the independent accountants the Company’s quarterly financial statements prior to the filing of the Company’s Quarterly Reports on Form 10-Q or prior to release of earnings for the quarter;

●
reviews and approves any related-party transactions;

●
appoints and replaces the independent accountants and approves the professional fees to be paid to the independent accountants, including the range of audit and non-audit fees;

●
reviews with the independent auditors all critical accounting policies and practices being used by the Company;

●
ensures the independence of the independent accountants by preapproving all auditing and non-audit services to be performed for the Company, ensure the rotation of audit partners as required by law, and discusses with the independent accountant’s the matters required to be discussed by applicable auditing standards;

●
reviews any significant disagreements among management and the independent accountants in connection with the preparation of the Company’s financial statements;

●
establishes procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting and auditing matters; and

●
establishes, reviews and updates periodically the Company’s Code of Ethics to ensure that management has established a system to monitor and enforce the Code of Ethics.

The Audit Committee of the post-Merger Company is expected to retain these duties and responsibilities following completion of the Merger.

During 2017, the members of our Audit Committee were Paul C. O’Brien – Chairman, Michael Del Giudice and Larry Blum, each of whom was a non-employee member of the Board. The Board has determined that Michael Del Giudice is the Audit Committee Financial Expert within the meaning of SEC rules. The Board has also determined that each of the directors serving on the Audit Committee is independent within the meaning of Rule 5605(a)(2).

Compensation Committee

The primary functions of the Compensation Committee are to:

●
evaluate and assess, on an annual basis, the performance of the Chief Executive Officer;

●
make recommendations to the Board regarding base salaries, annual incentive awards (equity and/or cash) and long-term incentive awards for the Chief Executive Officer and, in consultation with the Chief Executive Officer, for other executive officers;

●
establish performance objectives for executive officers under our incentive compensation plans with particular consideration to appropriate levels of risk-taking incentives;

●
make recommendations to the Board regarding employment agreements, severance agreements, change in control agreements and similar arrangements;

●
retain compensation consultants to be used to assist in the evaluation of the compensation of the Chief Executive Officer and other executive officers and obtain advice and assistance from internal and outside legal, accounting or other advisors;

●
review and recommend to the Board the nominees for election as directors and assist the Board in identifying and attracting qualified candidates;

●
periodically review and assess the adequacy and levels of director compensation; and

●
periodically review succession plans for key executive officer positions.

The Compensation Committee of the post-Merger Company is expected to retain these duties and responsibilities following completion of the Merger.

During 2017, the members of the Compensation Committee were Michael J. Del Giudice – Chairman, Paul C. O’Brien and Larry Blum, each of whom is a non-employee member of the Board. The Board has determined that each of these directors is independent within the meaning of Rule 5605(a)(2).

Stockholder Nomination of Directors

The Compensation Committee currently does not have a formal procedure with regard to the consideration of candidates recommended by Fusion’s stockholders. The Board believes that such a procedure may make sense and continues to investigate various procedural options.

Director Qualifications

The Compensation Committee used the following procedures and guidelines contained in its charter to evaluate and recommend the directors included in this Information Statement:

●
recommend to the Board and aid in identifying and attracting qualified candidates to stand for election as directors;

●
periodically evaluate the desirability of and recommend to the Board any changes in the size and composition thereof; and

●
select and evaluate directors in accordance with the general and specific criteria set forth below: General Criteria: Director selection should include a sufficient number of independent directors to satisfy existing SEC and exchange requirements, and such independent directors should have the appropriate skills, experience and other characteristics to fill all committee positions required to be filled by independent directors; Specific Criteria: In addition to the general criteria, the Compensation Committee shall develop and periodically evaluate and modify, as appropriate, a set of specific criteria outlining the skills, experience, particular areas of expertise, specific backgrounds and other characteristics that should be represented on the Board to enhance the effectiveness of the Board and its committees, taking into account any particular needs of the Company based on its business, size, strategic objectives, customers and other characteristics;

●
evaluate each new director candidate and each incumbent director before recommending that the Board nominate or re-nominate such individual for election or reelection as a director based on the extent to which such individual meets the general and specific criteria above;

●
diligently seek to identify potential candidates who will strengthen the Board, by establishing procedures for soliciting and reviewing potential nominees from directors and stockholders; and

●
submit to the Board the candidates for director to be recommended by the Board for election at each annual meeting of stockholders and to be added to the Board at any other time due to board expansion, director resignations, retirements or otherwise.

Strategic and Investment Banking Committee

The members of the Company’s Strategic and Investment Banking Committee are Marvin S. Rosen, Michael Del Giudice and Philip D. Turits. The Strategic Committee evaluates and recommends investment strategies with investment banks and brokerage houses and assists in the evaluation of potential mergers and acquisitions candidates. The Strategic and Investment Banking Committee does not have a written charter. The Strategic Committee acts at the direction of the Board. The Strategic Committee held no meetings in 2017. This committee will be eliminated at the closing of the Merger.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that every person who is directly or indirectly the beneficial owner of more than 10% of any class of any equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act, or who is a director or an officer of the issuer of such security, file the ownership reports required by Section 16 of the Exchange Act.

Based solely upon the Company’s review of Forms 3 and 4 and amendments thereto furnished to it during or with respect to its most recent fiscal year, and Forms 5 and amendments thereto furnished to it with respect to its most recent fiscal year and any written representation from a reporting person (as defined in Item 405 of Regulation S-K) that no Form 5 is required, during the Company’s most recent fiscal year the following Section 16 officers, directors and beneficial owners of more than 10% of any class of our equity securities failed to timely file one form each: Mr. Turits failed to timely file one Form 4 reporting two transactions and Apptix ASA failed to timely file its Form 3.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid or earned by or awarded to our Principal Executive Officer and the next two highest compensated executive officers.

Name and		Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Principal Position(1)	Year	($)	(2) ($)	(3) ($)	(4) ($)	(5) ($)	($)
Matthew D. Rosen,	2017	$425,000	$212,500	$-	$1,703,930	$1,917	$2,343,847
Chief Executive Officer	2016	$425,000	$350,000	$-	$259,230	$2,102	$1,036,332

Gordon Hutchins, Jr.,	2017	$275,000	$-	$-	$-	$424	$275,424
President & Chief Operating Officer	2016	$275,000	$60,000	$-	$72,584	$456	$408,040

Michael R. Bauer,	2017	$250,000	$-	$-	$-	$517	$250,717
Chief Financial Officer	2016	$179,006	$41,000	$99,550	$57,031	$468	$377,055
 ______________________
(1)
Included in these columns are amounts earned, though not necessarily paid to the Named Executive Officer, during the corresponding fiscal year. Named Executive Officers consists of: (i) our Principal Executive Officer regardless of compensation level, and (ii) our two most highly compensated executive officers (other than our Principal Executive Officer), who were serving as such on December 31, 2017 and whose total 2017 compensation exceeded $100,000.

(2)
In the first quarter of 2018, in connection with the completion of the public offering of our common stock in January 2018, Mr. Rosen, Mr. Hutchins and Mr. Bauer received a bonus payment in the amount of $187,500, $60,000 and $40,000, respectively.

(3)
Reflects 55,000 shares of the Company's common stock that vest ratably over a period of three years that Mr. Bauer received in connection with his appointment as Chief Financial Officer.

(4)
Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2017 and 2016, for restricted stock and option awards. The value attributable to restricted share and option awards is computed based on aggregate grant date fair value in accordance with Financial Accounting Standards Board ASC Topic 718, and the assumptions made in the valuations of the restricted shares and option awards are included in Note 2 (Summary of Significant Accounting Policies – Stock Based Compensation) of the notes to our consolidated financial statements for the year ended December 31, 2017 included in our Form 10-K filed with the SEC on March 22, 2018. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(5)
Represents life insurance premiums paid by us.

Employment Agreements, Termination of Employment and Change-In-Control Arrangements

On November 5, 2015, we executed an employment agreement with Matthew D. Rosen, our Chief Executive Officer. The term of Mr. Rosen's employment agreement with the Company will expire on October 31, 2018. The Company and Mr. Rosen intend to negotiate and enter into a new employment agreement to take effect upon expiration of such existing contract, or sooner. Mr. Rosen’s employment agreement provides (a) for an annual base salary of not less than $425,000 (subject to annual review for cost of living increases, performance and market conditions), (b) for an annual bonus equal to at least 50% of base salary if the Company achieves positive adjusted EBITDA, and (c) that in the event his employment is terminated (1) by the Company without “cause” (as defined in his employment agreement), or (2) by Mr. Rosen for “good reason” (as defined in his employment agreement), including as a result of a resignation by Mr. Rosen for any reason within six months following a change in control of the Company (as defined in his agreement), he will receive unpaid base salary accrued through the effective date of the termination plus any pro-rata bonus that would be payable had he completed a full year of employment and a lump sum payment (within 30 days of the effective date of said transaction) equal to 200% of his base salary then in effect and 200% of his highest annual bonus for the three years preceding his termination.  In addition, upon any such termination of employment, all stock options held by Mr. Rosen would vest in full. Mr. Rosen’s employment agreement also provides that the Company will cooperate in good faith to afford Mr. Rosen the right to exercise his stock options in full immediately prior to a change in control.

Mr. Rosen’s employment agreement also includes a one year non-disclosure, employee non-solicitation and non-compete provisions.

In the event of a sale of the Company or substantially all of the assets of the Company and its subsidiaries for cash or securities or a combination thereof, Mr. Rosen is entitled to a one-time bonus equal to the following: (i) if the Company’s stockholders receive aggregate consideration of up to $149,999,999, Mr. Rosen is entitled to receive a special bonus equal to 2.5% of such consideration paid/distributed to the Fusion stockholders; (ii) 3.5% of such consideration if such consideration is between $150 million and $249,999,999; (iii) 4.5% if such consideration is between $250 million and $349,999,999; and (iv) 5% if such consideration exceeds $350 million. The Compensation Committee, with advice of counsel, has determined that the proposed merger between the Company and Birch Communications Holdings, Inc. does not trigger the payment of the one-time bonus contemplated by this provision of Mr. Rosen’s employment agreement. That fact notwithstanding, and considering that the structure of the BCHI transaction was not contemplated by the terms of Mr. Rosen’s employment agreement, the Compensation Committee has determined that a special one-time transaction bonus is warranted and it intends to retain the services of an outside compensation consultant to determine the appropriate bonus amount. Such bonus would be subject to the approval of the Board and BCHI and is contingent upon the closing of the merger with Birch Communications.

Mr. Rosen’s employment agreement also provides that the Board will, within ninety (90) days following execution of the employment agreement, develop a plan that enables Mr. Rosen to obtain a five percent (5%) equity stake in the Company within three years from the date of his employment agreement. On November 13, 2017, the Board granted and Mr. Rosen agreed to accept options to purchase 822,298 shares of Fusion Common Stock in satisfaction of this obligation, two thirds of these options vest on the date of grant and the remaining one-third vested on February 3, 2018. The exercise price of these options, which is $2.51, was set at the closing price of our common stock on November 10, 2017 (the last trading day before the grant was approved by the Board).

In 2016, the Company declared a special bonus to Mr. Rosen in the amount of $535,500 for bonus amounts due but not paid by the Company for periods prior to 2014.

Gordon Hutchins Jr. serves as our President and Chief Operating Officer.  Mr. Hutchins does not have a written employment agreement with the Company. Effective January 1, 2015, Mr. Hutchins’ annual salary was increased to $275,000. Mr. Hutchins is entitled to receive a bonus of up to 25% of his annual salary if the Company achieves designated corporate performance metrics.

Michael R. Bauer serves as our Chief Financial Officer. Mr. Bauer does not currently have a formal employment agreement with the Company. However, his offer letter provides that his annual salary is $250,000 and he is entitled to receive a bonus of up to 25% of his annual salary if the Company achieves designated corporate performance metrics. In connection with his appointment as Chief Financial Officer, in 2016 Mr. Bauer received a grant of 55,000 generally restricted shares of our common stock, which shares vest ratably over a three year period and which shares (along with stock options granted to Mr. Bauer) vest in the event of a change in control of the Company (as defined in his offer letter). In the event Mr. Bauer’s employment is terminated (i) within six months following a change in control, except for “Cause” (as defined in his offer letter), or (ii) by the Company “Without Cause” (as defined in his offer letter), or (iii) due to a resignation by Mr. Bauer for “Good Reason” (as defined in his offer letter) then the Company is obligated to pay him severance in an amount equal to salary and the cost of health benefit continuation for a period of six months (in a lump sum or installments, at the election of the Company).

Determination of Executive Compensation

The compensation of our Chief Executive Officer is determined by the Compensation Committee. The compensation of our other executive officers is determined by the Compensation Committee, in consultation with the Chief Executive Officer. In determining the levels and forms of compensation to be paid to our executive officers, the Compensation Committee considers overall Company performance, departmental or business segment performance, individual executive performance and experience, internal equity with regard to other executive positions, general economic conditions, and typical levels and forms of compensation at similarly-sized companies with business models similar to ours.

In considering levels and forms of compensation at other companies, the Compensation Committee relies not only on its own knowledge, but also on published salary reviews and compensation studies for companies with business models similar to ours, for specific executive positions and for industry in general.

Our goal is to provide each of our executive officers with a total compensation package (base salary, the potential for a performance-based annual cash bonus, and time-based equity incentives) that is competitive. We endeavor to appropriately balance the levels of fixed compensation and “at risk” compensation, as well as the levels of cash compensation and equity incentives.

In addition to cash-based and equity-based compensation, our executive officers are eligible to participate in the benefit programs that are offered to all of our employees, including medical insurance, dental insurance, life insurance, a 401(k) plan, and a variety of other elective benefit plans. We do not offer perquisites or other significant benefits to our executive officers that are not otherwise available to all of our employees.

2017 Director Compensation

Our Directors do not receive cash compensation for their services on the Board or committees. However, they are reimbursed for out-of-pocket expenses incurred in attending Board and committee meetings. In addition, until 2017, we annually granted Directors stock options for their services, the amount of which was determined by the Compensation Committee. Due to the pending merger with Birch Communications Holdings, Inc., no options were granted to the directors in 2017.

The following table provides information relating to compensation paid to the directors for the 2017 fiscal year.

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total($) (1)
Marvin S. Rosen	$-	$-	$-	$-	$-	$-	$-
Michael J. Del Giudice	$-	$-	$-	$-	$-	$-	$-
Jack Rosen	$-	$-	$-	$-	$-	$-	$-
Paul C. O'Brien	$-	$-	$-	$-	$-	$-	$-
Philip D. Turits	$-	$-	$-	$-	$-	$-	$-
William Rubin	$-	$-	$-	$-	$-	$-	$-
Larry Blum	$-	$-	$-	$-	$-	$-	$-
__________________
(1)
The table does not include amounts reimbursed for expenses incurred in attending Board and committee meetings.

2016 Equity Incentive Plan

On October 28, 2016, our stockholders approved the 2016 Fusion Telecommunications International, Inc. 2016 Equity Incentive Plan (the “2016 Plan”), which was previously adopted by the Board on August 22, 2016. The 2016 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, stock grants, stock units, performance shares, performance share units and performance cash (collectively “awards”). The 2016 Plan also permits the grant of awards that are intended to qualify for the “performance-based compensation” exception to the $1.0 million limitation on the deduction of compensation imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended. The 2016 Plan supersedes and replaces the 2009 Plan (as defined below), which plan remains in effect solely with respect to outstanding awards that have not been exercised, forfeited, canceled, expired or otherwise terminated. The 2016 Plan provides a long-term, equity-based incentive designed to assist our retention of key personnel, align the interests of our Directors, executive officers and employees with those of our stockholders and focus participants on the achievement of long-term business objectives that will increase share value.

The total number of shares of common stock reserved under the 2016 Plan is an amount equal to ten percent (10%) of our shares outstanding from time-to-time on a fully-diluted basis, plus shares from any award granted under the 2009 Plan that terminates, expires or lapses in any way following the effective date of the 2016 Plan. In addition, the 101,749 shares not granted under the 2009 Plan are also available for grant under the 2016 Plan. Subject to the express provisions of the 2016 Plan, if any award granted under the 2016 Plan terminates, expires, or lapses for any reason, or is paid in cash, any stock subject to or surrendered will again be stock available for the grant of an award under the 2016 Plan. The exercise of a stock-settled SAR, or broker-assisted “cashless” exercise of an option (or a portion thereof) will reduce the number of shares of our common stock available for issuance pursuant to the 2016 Plan by the entire number of shares of our common stock subject to that SAR or option (or applicable portion thereof), even though a smaller number of shares of our common stock will be issued upon such an exercise. Also, shares of our common stock tendered to pay the exercise price of an option or tendered or withheld to satisfy a tax withholding obligation arising in connection with an award will not become available for use under the 2016 Plan.

The 2016 Plan contains the following provisions, which the Company believes reflect best practices for equity-compensation plans: (i) prohibits the grant of stock options and SARs with discounted exercise prices, (ii) prohibits the repricing of stock options and SARs without stockholder approval, (iii) prohibits the recycling of awards tendered in payment of an option or withheld to satisfy tax obligations; (iv) contains a definition of change in control whereby potential acceleration of awards will only occur in the event of an actual change in control transaction; (v) includes, as a general rule, double-trigger vesting following a change in control; and (vi) imposes a $500,000 limit on the value of awards that may be granted to any one participant who is a non-employee director during any 12-month period.

The 2016 Plan is administered by the Compensation Committee.  The Compensation Committee determines, from time to-time, those of our executive officers, Directors and employees to whom awards will be granted, the amount of the awards granted to each individual, the vesting schedule of the awards and all other terms and conditions of the award. As of March 9, 2018, the Company had granted options to purchase 1,920,348 shares of our common stock under the 2016 Plan. No other forms of awards have been granted.

2009 and 1998 Stock Option Plans

On December 17, 2009, the stockholders approved and ratified our 2009 Stock Option Plan (the “2009 Plan”), which was previously adopted by the Board in March 2009. This plan replaced our 1998 Stock Option Plan, the term of which expired as to new option grants.

The number of shares reserved for issuance under the 2009 Plan was 1,260,000.   The 2009 Plan is administered by the Compensation Committee.  As of March 9, 2018, there were outstanding options to purchase 1,082,449 shares of common stock under the 2009 Plan. Options to purchase 15,130 shares of common stock also remain outstanding under the now expired 1998 Stock Option Plan, with such options expiring at various dates through 2020.

Outstanding Equity Awards at Year End

The following table provides information concerning unexercised options and stock awards that have not vested for each Named Executive Officer as of December 31, 2017. The table gives effect to the 1:50 reverse split completed by us in May 2014.

			OPTION AWARDS				STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards; Number of securities underlying unexercised unearned options (#)	Option exercise prices ($)	Grant Date	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards; Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards; Market or Payout Value of unearned shares, units or other rights that have not vested (#)
Matthew D. Rosen
	7,000	-	-	$15.50	3/26/2008	3/26/2018	-	-	-	-
	7,000	-	-	$5.50	3/26/2009	3/26/2019	-	-	-	-
	8,750	-	-	$6.00	4/14/2010	4/14/2020	-	-	-	-
	8,750	-	-	$4.50	10/19/2011	10/19/2021	-	-	-	-
	10,000	-	-	$5.50	10/17/2012	10/17/2022	-	-	-	-
	71,236	-	-	$4.25	7/29/2013	7/29/2023	-	-	-	-
	80,000	-	-	$3.52	10/17/2014	10/17/2024	-	-	-	-
	66,667	33,333	-	$2.13	10/7/2015	10/6/2025	-	-	-	-
	85,000	165,000	-	$1.26	11/5/2016	11/11/2026	-	-	-	-
	550,940	271,358	-	$2.51	11/9/2017	11/9/2017	-	-	-	-
Total	909,343	469,718	-				-	-	-	-
Gordon Hutchins, Jr.
	4,000	-	-	$15.50	3/26/2008	3/26/2018	-	-	-	-
	4,000	-	-	$5.50	3/26/2009	3/26/2019	-	-	-	-
	5,000	-	-	$6.00	4/14/2010	4/14/2020	-	-	-	-
	6,500	-	-	$4.50	10/20/2011	10/19/2021	-	-	-	-
	6,500	-	-	$5.50	10/17/2012	10/17/2022	-	-	-	-
	20,342	-	-	$4.25	7/29/2013	7/29/2023	-	-	-	-
	25,000	-	-	$3.52	10/17/2014	10/17/2024	-	-	-	-
	23,450	11,550	-	$2.13	10/7/2015	10/6/2025	-	-	-	-
	23,800	46,200	-	$1.26	11/5/2016	11/11/2026
Total	118,592	57,750	-				-	-	-	-

Michael R. Bauer	18,700	36,300	-	$1.26	11/11/2016	11/11/2026	36,300	$65,703(1)	-	-
Total	18,700	36,300	-				36,300	$65,703(1)	-	-

(1)
The value attributed to the restricted shares issued to Mr. Bauer is computed in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. All options vest ratably over three years from their grant date subject to acceleration in certain circumstances.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of each class of our voting securities as of March 9, 2018 by:

●
each person who beneficially owns more than 5% of our voting securities;
●
each of our Directors and named executive officers (as defined in Item 402(m)(2) of Regulation S-K) individually; and
●
all executive officers and Directors as a group.

The Company’s voting securities consist of our common stock and our Series B-2 Preferred Stock, which generally vote as a single class on all matters.  Each share of our common stock is entitled to one vote per share.  Each share of our Series B-2 Preferred is entitled to 200 votes (which represents the number of shares of our common stock into which each share of our Series B-2 Preferred Stock is convertible. As of March 9, 2018, the total number of voting securities issued and outstanding (“Voting Shares”) was 37,423,127 consisting of (a) 35,579,756 Voting Shares evidenced by 35,579,756 shares of our common stock, and (b) 1,834,200 Voting Shares evidenced by 9,171 shares of Series B-2 Preferred Stock. When the Merger closes, all outstanding shares of preferred stock will be converted into shares of our common stock prior to the effective time of the Merger in accordance with their respective terms or, if not so converted, will be cancelled immediately prior to the consummation of the Merger.

Unless otherwise indicated, the address of each beneficial owner in the following table is c/o Fusion Telecommunications International, Inc., 420 Lexington Avenue, Suite 1718, New York, NY 10170. We believe that all persons, unless otherwise noted, named in the following table have sole voting and investment power with respect to all Voting Shares shown as being owned by them. Under U.S. securities laws, a person is considered to be the beneficial owner of securities owned by him/her (or certain persons whose ownership is attributed to him/her) and that can be acquired by him/her within 60 days from that date, including upon the exercise of options, warrants or convertible securities.

We determine a beneficial owner’s percentage ownership by assuming that options, warrants or convertible securities that are held by such owner, but not those held by any other person, and which are exercisable within 60 days of March 9, 2018, have been exercised or converted.

		Number of Voting Shares Beneficially Owned	Percentage of Voting Shares
William Rubin	(1)	204,334	*
Matthew D. Rosen	(2)	1,319,327	5.6%
Marvin S. Rosen	(3)	2,013,072	9%
Larry Blum	(4)	64,391	*
Michael J. Del Giudice	(5)	74,079	*
Jack Rosen	(6)	126,038	*
Gordon Hutchins, Jr.	(7)	124,838	*
Paul C. O’Brien	(8)	118,432	*
Philip D. Turits	(9)	146,401	*
Michael R. Bauer	(10)	36,666	*
All Directors and Executive Officers as a Group (15 persons)		4,841,637	13.4%

*Less than 1% of outstanding shares.
________________________

(1)
Includes (i) 11,150 shares of Fusion Common Stock issuable upon the exercise of options, (ii) 200 shares of Series B-2 Preferred Stock convertible into 40,000 shares of Fusion Common Stock; and (iii) 20,132 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants.

(2)
Includes 1,167,134 shares of Fusion Common Stock issuable upon the exercise of options, (ii) 14,695 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants; (iii) 76 shares of Series B-2 Preferred Stock convertible into 15,200 shares of Fusion Common Stock; and (iv) 50 shares of Series A-1 Preferred Stock and 5 shares of Series A-2 Preferred Stock convertible into a total of 823 shares of Fusion Common Stock.

(3)
Includes (i) 230,158 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants, (ii) 11,500 shares of Fusion Common Stock issuable upon the exercise of options, (iii) 722 shares of Series B-2 Preferred Stock convertible into 144,400 shares of Fusion Common Stock; (iv) 1,610 shares of Fusion Common Stock held by a Delaware Trust Custodian IRA of Mr. Rosen; and (v) 50 shares of Series A-1 Preferred Stock and 25 shares of Series A-2 Preferred Stock convertible into a total of 1,375 shares of Fusion Common Stock.

(4)
Includes (i) 42,185 shares of Fusion Common Stock held by trusts for which his wife serves as trustee, (ii) 4,456 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants held by trusts for which his wife serves as trustee, (iii) 11,150 shares of Fusion Common Stock issuable upon the exercise of options; and (iv) 33 shares of Series B-2 Preferred Stock convertible into 6,600 shares of Fusion Common Stock held by trusts for which his wife serves as trustee.

(5)
Includes (i) 11,500 shares of Fusion Common Stock issuable upon the exercise of options, (ii) 320 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants, (iii) 11,381 shares of Fusion Common Stock held in the name of Catskill Investor Group, LLC, (iv) 5 shares of Series B-2 Preferred Stock convertible into 1,000 shares of Fusion Common Stock, and (v) 200 shares of Series A-1 Preferred Stock and 75 shares of Series A-2 Preferred Stock owned by Catskill Investor Group, LLC, that are convertible into a total of 4,811 shares of Fusion Common Stock.

(6)
Includes (i) 9,600 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants held in the name of Rosen-Kaiyuan, LLC, of which Jack Rosen is the managing member, (ii) 53,868 shares of Fusion Common Stock held by Rosen Partners, LLC and 12,095 shares of Fusion Common Stock held by Rosen-Kaiyuan, LLC, (iii) 11,150 shares of Fusion Common Stock issuable upon the exercise of options,  (iv) 150 shares of Series B-2 Preferred Stock convertible into 30,000 shares of Fusion Common Stock held in the name of Rosen-Kaiyuan, LLC, and (v) 200 shares of Series A-1 Preferred Stock and 50 shares of Series A-2 Preferred Stock convertible into a total of 4,121 shares of Fusion Common Stock.

(7)
Includes (i) 118,592 shares of Fusion Common Stock issuable upon the exercise of options, and (ii) 25 shares of Series A-2 Preferred Stock convertible into a total of 690 shares of Fusion Common Stock.

(8)
Includes (i) 11,500 shares of Fusion Common Stock issuable upon the exercise of options, (ii) 3,200 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants, (iii) 50 shares of Series B-2 Preferred Stock convertible into 10,000 shares of Fusion Common Stock, and (iv) 100 shares of Series A-1 Preferred Stock convertible into 1,371 shares of Fusion Common Stock.

(9)
Includes (i) 29 shares of Fusion Common Stock held by his wife, (ii) 320 shares of Fusion Common Stock issuable upon the exercise of Fusion Common Stock purchase warrants, (iii) 54,834 shares of Fusion Common Stock issuable upon the exercise of options, (iv) 5 shares of Series B-2 Preferred Stock convertible into 1,000 shares of Fusion Common Stock, (v) 25 shares of Series A-1 Preferred Stock and 30 shares of Series A-2 Preferred Stock convertible into a total of 1,171 shares of Fusion Common Stock.

(10)	Reflects the vested portion of restricted stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 2016, Marvin S. Rosen, Chairman of the Company, converted $250,000 of his outstanding promissory note to the Company into 217,391 shares of our common stock at a price of $1.15 per share. Of these shares, 21,739 shares were issued at Mr. Rosen's direction in the name of his son, Matthew D. Rosen, the Company’s Chief Executive Officer.

In December 2015, Matthew D. Rosen, converted $25,000 owed to him by the Company (for a partial bonus payable to him under the terms of his employment contract) into 11,468 shares of our common stock at a price of $2.18 per share. See “Executive Compensation,” included elsewhere in this Information Statement.

In December 2015, Marvin S. Rosen converted $300,000 of his outstanding promissory note to the Company into 137,615 shares of our common stock at a price of $2.18 per share.

Since March 6, 2014, the Company has engaged Marcum LLP to prepare the Company’s tax returns and to provide related tax advisory services.  The Company paid this firm approximately $205,000 and $135,000 for the years ended December 31, 2017 and 2016, respectively.  Larry Blum is a Senior Advisor and a former partner of Marcum.

WHERE YOU CAN FIND MORE INFORMATION

Fusion files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at the following location: 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at (800) SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Fusion through our website: www.fusionconnect.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By: /s/ James P. Prenetta, Jr.
James P. Prenetta, Jr.
April 2, 2018	Executive Vice President and General Counsel